SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

COMCAST CORPORATION

    (Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2004.

OR
___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________

Commission file number 000-50093

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

COMCAST CORPORATION RETIREMENT-
INVESTMENT PLAN

Financial Statements as of
December 31, 2004 and 2003 and for
the Year Ended December 31, 2004;
Supplemental Schedule as of December 31, 2004;
and Reports of Independent Registered Public
Accounting Firms

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the related changes in net assets available for benefits of the Plan for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ MITCHELL & TITUS, LLP
Philadelphia, Pennsylvania
June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2003. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 23, 2004

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
(Thousands of Dollars)

	December 31,
	2004	2003

ASSETS:
Cash	$1,642	$903
Contributions receivable	8,716	8,260
Investments, at fair or contract value	1,628,745	1,447,430
Loans receivable from participants	47,952	50,518

NET ASSETS AVAILABLE FOR BENEFITS	$1,687,055	$1,507,111

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
(Thousands of Dollars)

Year Ended December 31,
2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investments:
Net realized and unrealized appreciation
in fair value of investments	$75,386
Interest and dividends	42,160
117,546
Contributions:
Employee	135,808
Employer	97,080
Rollovers from affiliated entity plan (Note 1)	1,109
233,997

351,543

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	(171,599)
(171,599)

Net increase	179,944

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,507,111
End of year	$1,687,055

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 and 2003

1.  PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan Administrator, Comcast Corporation (“Comcast”, the “Company” or the “Plan Administrator”). Generally, all costs associated with administering the Plan are paid by the Plan Administrator.

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(k), 401(a) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003, the Plan was amended such that full-time employees become eligible to participate in the Plan after completion of six months of service and part-time employees become eligible to participate in the Plan after one year and completion of 1,000 hours of service. Also, effective January 1, 2003, the Plan was amended to reduce the service requirement for full-time employees to become eligible for Company matching contributions from one year to six months except for certain collectively bargained employees.

Effective July 1, 2003, the Plan was amended to increase the maximum amount of eligible compensation that may be deferred from 17% to 50%, subject to certain limits imposed by the Code.
Effective January 1, 2003, the Plan was amended to increase the employer matching contribution rate so that the Company matches 100% of the participant’s contribution up to 6% of the participant’s eligible compensation for such payroll period except for certain collectively bargained employees.

Each participant has at all times a 100% nonforfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning after December 31, 2000 are fully and immediately vested. Company matching contributions for Plan years ended on or prior to December 31, 2000 vested according to years of service.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

Amounts contributed by the Company which are forfeited by participants as a result of the participants' separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant's eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures for the years ended December 31, 2004 and 2003, amounted to $411,648 and $58,720, respectively.

Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time, any combination

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 and 2003 (Continued)

of the foregoing or a rollover into another qualified plan. On October 28, 2002, the Plan was amended to eliminate annuity forms of payment, effective February 28, 2003.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant's account balance will become fully vested.

Rollovers of Assets from Affiliated Entity Plan

On June 30 and July 1, 2004, certain participant accounts of the Comcast-Spectacor 401(k) Plan were transferred into the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits in "Rollovers from affiliated entity plan" and approximated $1.1 million.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. Contributions receivable represent amounts due to the Plan relating to December 24, 2004 participant and employer matching contributions not remitted to the Plan until subsequent to year-end. Investments in mutual funds, the AT&T Stock Fund and the Comcast Corporation Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a securities exchange or the Nasdaq National Market. Investment contracts, which are included in the Comcast Stable Value Fund, are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 and 2003 (Continued)

3. INVESTMENTS

The Plan's investments are held by a trust fund and are presented in the following table (dollars in thousands, units/shares rounded to nearest whole unit or share).

	December 31, 2004
	Number of Units/Shares		Amount
Mutual Funds (at fair value)
Ariel Fund	1,075,778	units	$ 57,199
Dodge and Cox Balanced Fund	1,166,954	units	92,598	*
Fidelity Blue Chip Growth Fund	4,080,098	units	170,181	*
Fidelity Brokeragelink	3,031,352	units	3,031
Fidelity Diversified International Fund	2,787,517	units	79,835	*
Fidelity Freedom 2010 Fund	1,443,587	units	19,662
Fidelity Freedom 2020 Fund	3,428,061	units	47,856
Fidelity Freedom 2030 Fund	2,840,574	units	39,995
Fidelity Freedom 2040 Fund	1,416,316	units	11,713
Fidelity Freedom Income Fund	235,316	units	2,652
Fidelity Small Cap Stock Fund	3,625,073	units	65,831
Fidelity US Bond Index Fund	1,734,600	units	19,323
Pimco Total Return Institutional Fund	2,914,725	units	31,100
Spartan International Index Fund	141,615	units	4,535
Spartan US Equity Index Fund	3,357,883	units	143,919	*
Templeton World Fund, Class A	1,072,250	units	19,032
Vanguard SM Cap Index Fund	834,378	units	22,386
Vanguard Total Stock Market Index Fund	407,846	units	11,734
Vanguard Windsor II Fund	1,265,769	units	69,048
			911,630

AT&T Stock Fund (at fair value)	1,320,328	shares	25,165

Comcast Corporation Stock Fund (at fair value)
Class A Common Stock	5,208,900	shares	173,352	*
Class A Special Common Stock	2,455,409	shares	80,636	*
			253,988

Comcast Stable Value Fund (at contract value)
Fidelity Stable Value Fund	6,678,942	units	6,679
Other Investment Contracts	431,283,490	units	431,283	*
			437,962
			$1,628,745

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 and 2003 (Continued)

	December 31, 2003
	Number of Units/Shares		Amount
Mutual Funds (at fair value)
Ariel Fund	744,852	units	$ 33,608
Dodge and Cox Balanced Fund	901,603	units	65,853
Fidelity Blue Chip Growth Fund	3,905,384	units	154,770	*
Fidelity Brokeragelink	3,662,169	units	3,662
Fidelity Diversified International Fund	2,428,392	units	58,573
Fidelity Freedom 2010 Fund	1,392,631	units	18,132
Fidelity Freedom 2020 Fund	3,197,244	units	41,628
Fidelity Freedom 2030 Fund	2,539,055	units	32,881
Fidelity Freedom 2040 Fund	977,963	units	7,393
Fidelity Freedom Income Fund	173,331	units	1,922
Fidelity Small Cap Stock Fund	2,720,886	units	46,527
Fidelity US Bond Index Fund	1,510,709	units	16,905
Pimco Total Return Institutional Fund	2,456,841	units	26,313
Spartan International Index Fund	63,740	units	1,738
Spartan US Equity Index Fund	3,221,656	units	126,965	*
Templeton World Fund, Class A	776,094	units	13,093
Vanguard SM Cap Index Fund	716,036	units	16,182
Vanguard Total Stock Market Index Fund	271,705	units	7,062
Vanguard Windsor II Fund	1,098,879	units	51,669
			724,876

AT&T Stock Fund (at fair value)	1,818,547	shares	36,917

Comcast Corporation Stock Fund (at fair value)
Class A Common Stock	5,095,742	shares	167,089	*
Class A Special Common Stock	2,781,533	shares	87,034	*
			254,123

Comcast Stable Value Fund (at contract value)
Fidelity Stable Value Fund	10,453,878	units	10,454
Putnam Stable Value Fund	47,072,624	units	47,073
Other Investment Contracts	373,987,558	units	373,987	*
			431,514
			$1,447,430

* Represents greater than 5% of the Plan’s net assets.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 and 2003 (Continued)

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Mutual Funds	$71,861
Common Stock	3,525
$75,386

The fair value of assets included in the Comcast Stable Value Fund was $438,147,000 and $437,345,000 as of December 31, 2004 and 2003, respectively. The average yield of investment contracts held as of December 31, 2004 and 2003 was 3.49% and 4.27%, respectively. The average yield on investment contracts for the year ended December 31, 2004 was 3.74%.

4.  PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at the prime rate plus 1% of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 11.50% for the years ended December 31, 2004 and 2003, respectively. Maturities on active outstanding loans ranged from 2004 to 2024 for the years ended December 31, 2004 and 2003. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant for the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of pre-January 1, 2001 employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for six calendar months.

5.  ADMINISTRATION OF THE PLAN

The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 and 2003 (Concluded)

6.   FEDERAL TAX CONSIDERATIONS

a. Income Tax Status of the Plan - The Plan received a determination letter dated December 19, 1995 in which the IRS stated that the Plan, as amended and restated effective January 1, 1993, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter (see Note 1). A request for an updated determination letter, which considers the 2002 amendments, was filed with the IRS on February 27, 2002. On March 14, 2003, the Plan received a favorable determination letter with respect to the Company’s request indicating that the form of the Plan as amended and restated, effective January 1, 1997 satisfies the applicable requirements of the Code and the form of the related trust satisfies the applicable requirements for exemption from federal income tax under the Code. On September 10, 2003 a request for an updated determination letter, which considers the 2003 amendments, was filed with the IRS. On April 21, 2005, the Plan received a favorable determination letter with respect to the Company’s request indicating that the form of the Plan as amended and restated, effective January 1, 2003 satisfies the applicable requirements for exemption from federal income tax under the Code. The Company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	FEIN #27-0000798
	PLAN #001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
			Current Value
			($ in thousands)
Mutual Funds (at fair value)
Ariel Fund	1,075,778	units	$ 57,199
Dodge and Cox Balanced Fund	1,166,954	units	92,598
Fidelity Blue Chip Growth Fund	4,080,098	units	170,181
Fidelity Brokeragelink	3,031,352	units	3,031
Fidelity Diversified International Fund	2,787,517	units	79,835
Fidelity Freedom 2010 Fund	1,443,587	units	19,662
Fidelity Freedom 2020 Fund	3,428,061	units	47,856
Fidelity Freedom 2030 Fund	2,840,574	units	39,995
Fidelity Freedom 2040 Fund	1,416,316	units	11,713
Fidelity Freedom Income Fund	235,316	units	2,652
Fidelity Small Cap Stock Fund	3,625,073	units	65,831
Fidelity US Bond Index Fund	1,734,600	units	19,323
Pimco Total Return Institutional Fund	2,914,725	units	31,100
Spartan International Index Fund	141,615	units	4,535
Spartan US Equity Index Fund	3,357,883	units	143,919
Templeton World Fund, Class A	1,072,250	units	19,032
Vanguard SM Cap Index Fund	834,378	units	22,386
Vanguard Total Stock Market Index Fund	407,846	units	11,734
Vanguard Windsor II Fund	1,265,769	units	69,048
			911,630

AT&T Stock Fund (at fair value)	1,320,328	shares	25,165

Comcast Corporation Stock Fund (at fair value)*
Class A Common Stock	5,208,900	shares	173,352
Class A Special Common Stock	2,455,409	shares	80,636
			253,988

Comcast Stable Value Fund (at contract value)
Fidelity Stable Value Fund; 1.90%	6,678,942	units	6,679

Traditional Investment Contracts
Travelers Life & Annuity; 03/01/07 Maturity; 4.22%	3,293,130	units	3,293
Canada Life Insurance; 06/01/07 Maturity; 4.84%	3,426,367	units	3,426
John Hancock Life Insurance Company; 03/01/06 Maturity; 5.64%	1,550,118	units	1,550
John Hancock Life Insurance Company; 04/01/05 Maturity; 5.54%	1,087,393	units	1,087

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004 (continued)

	FEIN #27-0000798
	PLAN #001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
			Current Value
			($ in thousands)

Protective Life Insurance Company; 05/02/05 Maturity; 5.58%	931,460	units	931
Prudential Financial; 08/01/07 Maturity; 4.48%	3,313,320	units	3,313
			13,600

Security-Backed Investment Contracts
Bank of America; 3.68%	104,423,000	units	104,423
JPMorgan Chase Bank; 3.68%	104,423,000	units	104,423
Rabobank Netherland; 3.68%	104,414,000	units	104,414
State Street Bank & Trust Company; 3.68%	104,423,000	units	104,423
			417,683

			437,962
Participant Loan Fund
(at cost, which approximates fair value) (interest rates from 4.25% to 11.5%; maturities from 2004 to 2024)			47,952

			$1,676,697
* Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 24, 2005, relating to the statement of net assets available for benefits as of December 31, 2004, the related statement of changes in net assets available for benefits for the year then ended and the related supplemental information of Schedule H - Line 4i - schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan.

/s/ Mitchell & Titus, LLP
Philadelphia, PA
June 24, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 23, 2004, relating to the statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan as of December 31, 2003, appearing in this Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 27, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION
RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
Plan Administrator

June 29, 2005	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief
Accounting Officer and
Controller